Calypte Biomedical Corporation [LOGO]
                    5000 Hopyard Road o Pleasanton, CA 94588

                                            December 27, 2004

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549-0306

Attention:   David Ritenour, Special Counsel


                              Re: Calypte Biomedical Corporation (the "Company") Amendment No. 2 to Registration Statement of Form SB-2 File No. 333-119646 Request for Acceleration
                              -------------------------------------------------


Dear Mr. Ritenour:

The Company requests acceleration of effectiveness of the Form SB-2 Registration Statement (the "Filing") to December 29, 2004 at 5:00 P.M. Eastern Standard Time or as soon as practical thereafter.

The Company acknowledges that the disclosure in the Filing is its responsibility. The Company further acknowledges, that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the discourses in the filing. The Company also acknowledges that in declaring the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the filing and that the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated under the federal securities laws of the United States.



                                 Very truly yours,
                                 CALYPTE BIOMEDICAL CORPORATION


                             By: /s/ Richard D. Brounstein
                                 -------------------------
                                 Richard Brounstein, Vice President and Chief
                                 Financial Officer



                         Calypte Biomedical Corporation
               5000 Hopyard Road, Suite 480 | Pleasanton, CA 94588
                        |925-730-7200 | fax 925-730-0146